[LOGO] MINERA KORIPAMPA



Wealth Minerals Ltd
# 1901 -1177 West Hastings St.
Vancouver, B.C.,
WE 3K2 Canada

Dear Sirs:

                                 AMATA PROPERTY

This letter will serve as good and sufficient confirmation that all license fees payable to the applicable agency of the Government of Peru relating to the Amata Property are current and in good standing.

Further, all Peruvian environmental laws and regulations, including but not: limited to the environmental regulations for Exploration, approved by Supreme Decree 039-9-EM and its amendments, the Mine Closure Law, Law #28090 and its amendments and regulations as well as all provisions in relation to community relations and surface rights are currently in compliance.

Yours truly

Minera Koripampa Del Peru S.A Per


Carlos Ballon
General Manager


--------------------------------------------------------------------------------
                                MINERA KORIPAMPA